

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Diego Rojas
Chief Executive Officer
HNR Acquisition Corp
3730 Kirby Drive, Suite 1200
Houston, TX 77098

> **Re: HNR Acquisition Corp**
> **Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2023**
> **File No. 001-41278**

Dear Diego Rojas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Matthew Ogurick